UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

COMPAÑIA CERVECERIAS UNIDAS S.A.

(Exact name of Registrant as specified in its charter)

UNITED BREWERIES COMPANY, INC.

(Translation of Registrant's name into English)

Republic of Chile

(Jurisdiction of incorporation or organization)

Vitacura 2670, 23rd Floor, Las Condes, Santiago, Chile

(Address of principal executive offices)

_________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes ___ No X

Attached is a press release of the Company dated August 1, 2007

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Macarena Gili

Investor Relations Department

Compañía Cervecerías Unidas S.A.

www.ccu-sa.com

(56-2) 427-3581 or 427-3416

CCU S.A. REPORTS CONSOLIDATED SECOND QUARTER 2007

AND YEAR TO DATE RESULTS

SECOND QUARTER Revenues Up 6.7%, Operating Income Increased 73.0%, EBITDA(1) Up 25.3%, Net Income Increased 86.5% to US$0.19 per ADR YEAR TO DATE Revenues Up 9.5%, Operating Income Increased 34.5%, EBITDA(1) Up 21.0%, Net Income Increased 30.3% to US$0.96 per ADR

(Santiago, Chile, August 1, 2007) -- CCU (NYSE: CU, Santiago: CCU) announced today its consolidated financial results, stated in Chilean GAAP for the second quarter and six months ended June 30, 2007. All US$ figures are based on the exchange rate effective June 30, 2007 (US$1.00 = Ch$526.86).

COMMENTS FROM THE CEO

We are very pleased with the results obtained during the second quarter of 2007. Consolidated volumes increased 4.2%, revenues grew 6.7%, operating income increased 73.0%, net income grew 86.5% and EBITDA increased 25.3%. These results are attributable to an improved performance in all of our business segments during the quarter, as a consequence of strong volumes, higher margins and a controlled cost structure.

The Chilean beer segment performed well during this period, with 13.5% higher operating income, mainly explained by higher volumes and prices that increased by 1.9% and 3.9%, respectively, as well as control over expenses which served to offset some costs pressures during the quarter. In April, we launched Cristal Black Lager, a brand extension of our main brand Cristal, a dark beer with an intense color and a toasted aroma, in addition to the red beer -Cristal Red Ale- launched a year ago.

The Argentine beer business grew its revenues by 20.0% and improved its operating income by Ch$236 million (US$0.4 million), mainly due to a 20.8% growth in volumes. Prices increased in dollar terms due to a higher mix of premium products, such as Heineken and Budweiser, as well as one-way packaging.

During the quarter, the soft drinks, nectar and mineral water segment grew its operating income by 164.7%, mainly as a consequence of higher prices and lower costs of sales. During this period we introduced a new product: “Watt’s Kids”, a juice for kids enriched with calcium, vitamins and with no sugar added.

The wine business also had a positive performance during the quarter, improving its operating results by Ch$1,238 million (US$2.3 million), mainly due to lower raw material costs, higher average export prices in dollar terms and higher volumes sold in the Chilean domestic market, as well as in the Argentine wine business. Viña San Pedro S.A. (VSP) will continue focusing on distribution, brand equity creation, winemaking and innovation in order to continue improving its results.

Finally, during the second quarter Compañía Pisquera de Chile expanded its offerings to include imported rum by introducing the "Sierra Morena" brand. This new product allows CCU to enter into a new fast growing category in the Chilean beverage market. The spirits category had a good performance during the quarter, improving its operating income by Ch$957 million (US$1.8 million) as a consequence of CPCh’s focus on pisco premium products and cocktails.

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibits 1 & 2)

REVENUES

Q2'07 Total revenues increased by 6.7% to Ch$120,936 million (US$229.5 million), as a result of 4.2% higher consolidated volumes and 2.0% higher average prices. Consolidated volumes growth is explained by an increase of 20.8% in beer Argentina, 22.0% in nectars, 1.9% in beer Chile, 4.1% in domestic wine, 3.7% in spirits and 12.0% in the Argentine wine business, partially offset by lower volume sales of mineral water and soft drinks. The increase in average prices is explained by higher prices of Chilean export wine, Argentine wine, spirits, soft drinks and beer Chile, partially offset by lower prices of domestic wine and beer Argentina measured in Chilean pesos.

  YTD Accumulated revenues increased 9.5%, amounting to Ch$283,301 million (US$537.7 million).

Revenues by segment

	Q2 (US$ million)
	2006		2007		% Chg.
Beer - Chile	76.5	35.6%	80.8	35.2%	5.5%
Beer - Argentina	19.1	8.9%	22.9	10.0%	20.0%
Soft Drinks & Mineral Water	59.1	27.5%	61.8	26.9%	4.6%
Wine	39.6	18.4%	41.6	18.1%	5.0%
Spririts	15.9	7.4%	17.4	7.6%	9.6%
Others	4.8	2.2%	5.0	2.2%	3.2%
TOTAL	215.1	100.0%	229.5	100.0%	6.7%

	Year to Date (US$ million)
	2006		2007		% Chg.
Beer - Chile	197.0	40.1%	212.6	39.5%	7.9%
Beer - Argentina	49.0	10.0%	60.8	11.3%	24.2%
Soft Drinks & Mineral Water	138.0	28.1%	148.8	27.7%	7.9%
Wine	70.5	14.4%	75.3	14.0%	6.7%
Spririts	27.1	5.5%	30.4	5.6%	12.0%
Others	9.4	1.9%	9.8	1.8%	4.2%
TOTAL	491.0	100.0%	537.7	100.0%	9.5%

GROSS PROFIT

Q2'07 Increased 12.4% to Ch$58,530 million (US$111.1 million) as a result of 6.7% higher revenues and 1.9% higher cost of goods sold, which amounted to Ch$62,406 million (US$118.4 million). The increase in cost of goods sold is explained by the beer businesses in Chile and Argentina, partially offset by the wine business. In Q2'07, the gross profit margin, as a percentage of sales, increased from 45.9% to 48.4%.

YTD Increased 12.0%, amounting to Ch$149,430 million (US$283.6 million). The consolidated gross margin increased 1.2 percentage points to 52.7%.

OPERATING RESULTS

Q2'07 Amounted to Ch$9,985 million (US$19.0 million), 73.0% higher than Q2'06, mainly due to 12.4% higher gross profit and only 4.8% higher selling, general and administrative (SG&A) expenses. SG&A expenses reached Ch$48,545 million (US$92.1 million) in Q2'07, due to higher SG&A expenses in the wine, beer Argentina, soft drinks and beer Chile businesses. SG&A expenses as a percentage of sales decreased from 40.8% in Q2'06 to 40.1% in Q2'07. The consolidated operating margin for the period increased from 5.1% to 8.3% in Q2'07.

YTD Increased 34.5%, amounting to Ch$45,385 million (US$86.1 million). The consolidated operating margin increased 3.0 percentage points to 16.0%.

Operating Income and Operating Margin by Segment

	Q2
	Operating Income (US$ million)			Operating Margin
	2006	2007	% Chg	2006	2007
Beer - Chile	12.0	13.6	13.5%	15.7%	16.9%
Beer - Argentina	-2.5	-2.0	18.1%	-13.0%	-8.8%
Soft Drinks & Mineral Water	1.2	3.1	164.7%	2.0%	5.0%
Wine	1.0	3.3	237.7%	2.5%	8.0%
Spirits	-0.8	1.0	NM	-5.2%	5.6%
Others	0.1	-0.1	NM	2.1%	-1.4%
TOTAL	11.0	19.0	73.0%	5.1%	8.3%

	Year to Date
	Operating Income (US$ million)			Operating Margin
	2006	2007	%Chg	2006	2007
Beer - Chile	51.7	60.3	16.6%	26.3%	28.4%
Beer - Argentina	1.4	3.4	138.5%	2.9%	5.5%
Soft Drinks & Mineral Water	10.4	15.4	48.6%	7.5%	10.4%
Wine	-0.7	4.1	NM	-1.0%	5.4%
Spirits	-0.6	1.8	NM	-2.1%	5.8%
Others	1.8	1.2	-33.3%	19.2%	12.3%
TOTAL	64.0	86.1	34.5%	13.0%	16.0%

EBITDA

Q2'07 Increased 25.3% to Ch$20,848 million (US$39.6 million) compared to Q2'06, while the consolidated EBITDA margin (EBITDA as a percentage of sales) was 2.6 percentage points higher than in Q2'06, reaching 17.2%. The EBITDA margin improved in all business segments during the quarter.

YTD Increased 21.0%, to Ch$66,939 million (US$127.1 million). The EBITDA margin increased 2.2 percentage points to 23.6%.

EBITDA by Segment

	Q2
	EBITDA (US$ million)			EBITDA margin
	2006	2007	% Chg	2006	2007
Beer - Chile	21.0	22.6	7.8%	27.4%	28.0%
Beer - Argentina	0.4	0.7	67.5%	2.2%	3.1%
Soft Drinks & Mineral Water	6.1	7.7	25.3%	10.4%	12.4%
Wine	3.7	6.2	68.1%	9.2%	14.8%
Spirits	-0.3	1.7	NM	-1.9%	9.9%
Others	0.7	0.7	-4.1%	14.5%	13.5%
TOTAL	31.6	39.6	25.3%	14.7%	17.2%

	Year to Date
	EBITDA (US$ million)			EBITDA margin
	2006	2007	% Chg	2006	2007
Beer - Chile	69.8	78.1	12.0%	35.4%	36.7%
Beer - Argentina	7.1	9.0	27.2%	14.5%	14.8%
Soft Drinks & Mineral Water	20.3	24.5	20.6%	14.7%	16.5%
Wine	4.5	9.5	114.2%	6.3%	12.7%
Spirits	0.4	3.2	670.9%	1.5%	10.6%
Others	3.0	2.7	-11.8%	32.1%	27.2%
TOTAL	105.0	127.1	21.0%	21.4%	23.6%

NON-OPERATING RESULTS

Q2'07 Decreased Ch$1,103 million (US$2.1 million) compared to the same quarter last year, from a loss of Ch$1,921 million (US$3.6 million) to a loss of Ch$3,024 million (US$5.7 million). The decrease in non-operating results is mainly explained by:

  Other non-operating income/expenses, which decreased from a gain of Ch$1,928 million (US$3.7 million) in Q2'06 to a gain of Ch$242 million (US$0.5 million) this quarter, mainly due to a non-recurrent gain on the sale of a property site previously held for sale in Q2'06 (Ch$1,848 million (US$3.5 million)).

  Price level restatement, which decreased from a loss of Ch$600 million (US$1.1 million) to a loss of Ch$1,046 million (US$2.0 million) in Q2'07, mainly due to the effect of the higher inflation rate during the quarter on the Company's non-monetary assets and liabilities structure.

  Equity in net income of related companies, decreased from a gain of Ch$64 million (US$0.1 million) in Q2'06 to a loss of Ch$224 million (US$0.4 million) in Q2'07, mainly due to the results of Viña Altaïr and Viña Tabalí, companies in the "development stage" (their results went directly to equity) during 2006, and the consolidation of the operating results of Compañía Cervecera Kunstmann since November 2006.

These negative effects were partially offset by:

  Amortization of goodwill, which decreased from a loss of Ch$1,410 million (US$2.7 million) to a loss of Ch$662 million (US$1.3 million) in Q2'07 due to a one-time adjustment in goodwill done last year.

  Foreign currency exchange results, which improved from a loss of Ch$294 million (US$0.6 million) to a gain of Ch$274 million (US$0.5 million), mainly due to the dollar variation in the Company's foreign currency structure.

YTD Decreased from a loss of Ch$3,282 million (US$6.2 million) to a loss of Ch$5,844 million (US$11.1 million).

NET INCOME

Q2'07 Increased 86.5% from Ch$3,372 million (US$6.4 million) to Ch$6,288 million (US$11.9 million), mainly due to improved operating results and lower income taxes, partially offset by lower non-operating results and charges to minority interest.

YTD Increased 30.3% from Ch$24,673 million (US$46.8 million) to Ch$32,160 million (US$61.0 million), mainly due to improved operating results, partially offset by lower non-operating results, negative minority interest and higher income taxes.

SEGMENT HIGHLIGHTS (Exhibits 3 & 4)

Revenues and operating margins have been separated by business segments. Revenues for each business segment have been categorized according to those derived from core beverage products and those derived from the sale of other non-core products. The results of the Company's plastic packaging division and the confectionery sales have been included in the “Others” business segment. In this segment, inter-company sales have been eliminated. Corporate overhead expenses have been allocated pro-rata to the individual business segments based on service level agreements. The costs associated with Transportes CCU, the logistics subsidiary, which are not directly related to each business segment, are allocated based on the case volume handled from each product.

(** Note: the comments below regarding volumes and pricing refer to Q2'07.)

BEER CHILE

Revenues increased 5.5% to Ch$42,548 million (US$80.8 million), as a result of 1.9% higher sale volumes and 3.9% higher real average prices.

Operating Income increased 13.5% to Ch$7,172 million (US$13.6 million), mainly as a result of higher revenues, the effect of which was partially offset by higher cost of goods sold and SG&A expenses. Cost of goods sold increased 6.1% to Ch$18,442 million (US$35.0 million), mainly due to higher direct costs as a consequence of a greater mix of one-way products, higher depreciation and energy costs. As a percentage of sales, cost of goods sold increased from 43.1% in Q2'06 to 43.3% in Q2'07. SG&A expenses increased 1.8% to Ch$16,934 million (US$32.1 million) mainly due to higher distribution and marketing expenses, which reached 39.8% of sales, 1.4 percentage points lower than in Q2'06, mainly due to a lower marketing expense as a percentage of sales. The operating margin increased from 15.7% in Q2'06 to 16.9% in Q2'07.

EBITDA increased 7.8% to Ch$11,917 million (US$22.6 million), while the EBITDA margin was 28.0% of sales, 0.6 percentage points higher than in Q2'06.

Comments Beer volumes grew 1.9% over the 20.9% growth obtained in Q2'06. During April, Cristal launched a brand extension, Cristal Black Lager, a dark beer, with an intense color and a toasted aroma, in addition to the red beer -Cristal Red Ale- launched a year ago. The premium segment continued with its positive performance, growing by double digits during the quarter.

BEER ARGENTINA

Revenues increased 20.0% to Ch$12,066 million (US$22.9 million), due to 20.8% higher sale volumes, partially offset by 2.0% lower average prices measured in Chilean pesos.

Operating Income improved Ch$236 million (US$0.4 million) from a loss of Ch$1,302 million (US$2.5 million) in Q2'06 to a loss of Ch$1,066 million (US$2.0 million) in Q2'07, as a result of higher revenues, partially offset by higher cost of goods sold and SG&A expenses. Cost of goods sold increased 22.9%, reaching Ch$7,094 million (US$13.5 million) this quarter. As a percentage of sales, cost of goods sold increased from 57.4% in Q2'06 to 58.8% in Q2'07, mainly due to higher direct costs as a consequence of a higher mix of premium and one-way products, as well as higher salaries, energy costs and costs related to the production contract with ICSA at the Luján plant, partially offset by lower depreciation expense. SG&A expenses increased 8.2% from Ch$5,579 million (US$10.6 million) in Q2'06 to Ch$6,038 million (US$11.5 million) in Q2'07. As a percentage of sales, SG&A expenses decreased from 55.5% to 50.0% mainly due to a lower marketing rate and the dilution of some fixed expenses.

EBITDA increased 67.5%, from Ch$223 million (US$0.4 million) in Q2'06 to Ch$374 million (US$0.7 million) this quarter, while the EBITDA margin was 3.1% in Q2'07, 0.9 percentage points higher than in Q2'06.

Comments The profitability of this segment continues improving, with higher volumes and better prices. Prices increased from US$43 per HL in Q2’06 to US$48 per HL in Q2’07. Sale volumes increased mainly in the Budweiser, Heineken and Schneider brands.

SOFT DRINKS, NECTARS & MINERAL WATER

Revenues increased 4.6% to Ch$32,581 million (US$61.8 million), mainly due to higher soft drink prices.

Operating Income increased 164.7% from Ch$619 million (US$1.2 million) in Q2'06 to Ch$1,638 million (US$3.1 million) this quarter, as a result of higher revenues and slightly lower cost of goods sold, partially offset by higher SG&A expenses. Cost of goods sold decreased 0.2% to Ch$16,031 million (US$30.4 million). As a percentage of sales, cost of goods sold decreased from 51.6% in Q2'06 to 49.2% in Q2'07, mainly due to lower per unit direct costs. SG&A expenses increased 3.0% to Ch$14,912 million (US$28.3 million). As a percentage of sales, SG&A expenses decreased from 46.5% in Q2'06 to 45.8% in Q2'07 mainly due to lower personnel expenses and depreciation, partially offset by higher marketing expenses. The operating margin improved 3.0 percentage points, from 2.0% in Q2'06 to 5.0% in Q2'07.

EBITDA improved 25.3%, from Ch$3,232 million (US$6.1 million) in Q2'06 to Ch$4,049 million (US$7.7 million) this quarter, while the EBITDA margin increased to 12.4% in Q2'07, from 10.4% in Q2'06.

Comments During May, a new juice was launched, "Watt's Kids", a nectar especially targeted for kids, enriched with additional calcium, vitamins and with no sugar added, in a 250cc plastic bottle. Nectar performance continued very strong during the quarter, growing 22.0% its sale volumes. Mineral water sale volumes were affected by the higher competition of purified waters.

WINE

Revenues increased 5.0% to Ch$21,930 million (US$41.6 million), due to higher volumes in Chile and Argentina and higher prices in the Chilean export market and the Argentine wine business, measured in Chilean pesos, partially offset by lower prices in the Chilean domestic market.

Operating Income increased 237.7% to Ch$1,759 million (US$3.3 million) in Q2'07, mainly due to higher revenues and lower cost of goods sold, partially offset by higher SG&A expenses. Cost of goods sold decreased 10.0% from Ch$14,947 million (US$28.4 million) in Q2'06 to Ch$13,457 million (US$25.5 million) this quarter, mainly due to lower direct costs associated with the 2006 harvest. SG&A expenses increased 24.0% to Ch$6,714 million (US$12.7 million), mainly due to higher investment in marketing, personnel and distribution expenses. As a percentage of sales increased from 25.9% in Q2'06 to 30.6% in Q2'07. Accordingly, the operating margin increased from 2.5% in Q2'06 to 8.0% in Q2'07.

EBITDA increased 68.1% from Ch$1,930 million (US$3.7 million) to Ch$3,245 million (US$6.2 million) in Q2'07, while the EBITDA margin increased from 9.2% in Q2'06 to 14.8% this quarter.

Comments The profitability of this segment improved during the quarter, with higher volume sales in Chile and Argentina, lower costs of raw materials and higher export prices in dollar terms. Higher volume sales in the Chilean domestic market were partially due to lower prices, a consequence of lower wine costs. VSP will continue focusing on distribution, brand equity creation, winemaking and innovation in order to continue improving its results.

SPIRITS

Revenues increased 9.6% to Ch$9,181 million (US$17.4 million), due to 3.7% higher volumes and 5.5% higher average prices.

Operating Income improved Ch$957 million (US$1.8 million), from a loss of Ch$438 million (US$0.8 million) in Q2'06 to a gain of Ch$519 million (US$1.0 million in Q2'07, due to higher revenues, lower cost of goods sold and SG&A expenses. Cost of goods sold decreased 1.9% from Ch$5,243 million (US$10.0 million) in Q2'06 to Ch$5,146 million (US$9.8 million) this quarter. As a percentage of sales, cost of goods sold decreased from 62.6% in Q2'06 to 56.0% in Q2'07, mainly due to lower direct costs associated with the 2006 harvest. SG&A expenses decreased 1.5% to Ch$3,517 million (US$6.7 million). As a percentage of sales, SG&A expenses decreased from 42.6% in Q2'06 to 38.3% in Q2'07, mainly due to lower marketing expenses. Accordingly, the operating margin improved from negative 5.2% in Q2'06 to positive 5.6% in Q2'07.

EBITDA improved Ch$1,070 million (US$2.0 million) from a loss of Ch$161 million (US$0.3 million) to a gain of Ch$909 million (US$1.7 million), while the EBITDA margin improved from a negative 1.9% to a positive 9.9%.

Comments The profitability of this segment continued improving as a consequence of higher prices due to the focus of CPCh on premium pisco products and cocktails, as well as the lower cost of raw materials. Additionally, in May, CPCh launched an imported rum "Sierra Morena", entering a new market category that has been growing very fast in the past several years in Chile.

(Five exhibits to follow)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.

(United Breweries Company, Inc.)

/s/ Ricardo Reyes

Chief Financial Officer

Date: August 1, 2007

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